Sub-Item 77M

(a) JPMorgan Mid Cap Equity Fund became the survivor in a
reorganization with JPMorgan Mid Cap Core Fund.
(b) The reorganization and the Agreement and Plan of Reorganization was approved by the board of trustees of the JPMorgan Trust I, on behalf of the JPMorgan Mid Cap Core Fund and the JPMorgan Mid Cap
Equity Fund at a meeting on November 2013.   Because the
reorganization met the requirements of Rule 17a-8 under the Investment
Company Act of 1940, the reorganization did not have to be approved by shareholders. The reorganization was effective after the close of business on March 14, 2013.